

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2012

Via E-mail
Farshid Raafat
Chief Executive Officer, President, and Director
American Boarding Company
358 Frankfort Street
Daly City, California 94014

> **Re:** **American Boarding Company**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed October 2, 2012**
> **File No. 333-180838**

Dear Mr. Raafat:

　　We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.　　We note your response to comment 1 of our comment letter dated September 12, 2012. Please revise your response to address your policy with respect to each of the types of activities listed in Item 12 of Form S-11.

Business Overview, page 25

2.　　We note that you have identified an initial property. Please clarify and expand your disclosure to discuss if the acquisition of this property is probable. Also, tell us and disclose if you have entered into any contracts or commitments related to this property or the financing of the acquisition. We may have further comment.

Plan of Operations, page 58

3.   We note your response to comment 8 of our comment letter dated September 12, 2012. Please tell us whether you have engaged any lender at the 5% rate. If not, please revise your disclosure to delete the reference to a definite interest rate. Additionally, please tell us if you are in discussions with lenders to get financing for 70% of the purchase price if you raise only 50% of the maximum offering.

Background Information About Our Officers and Directors, page 63

4.   We note your response to comment 9 of our comment letter dated September 12, 2012 and re-issue the comment. Please name the business employment when describing each person's business experience. Refer to 401(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Adviser, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief